Contango ORE, Inc.

3700 Buffalo Speedway, Suite 925

Houston, Texas 77098

VIA EDGAR

February 4, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Contango ORE, Inc.
Form	10-K for the Fiscal Year Ended June 30, 2013
Filed	September 11, 2013
File	No. 000-54136

Dear Mr. Reynolds:

We respectfully submit this Amendment No. 1 to the previously filed Form 10-K for the fiscal year ended June 30, 2013 (the “Form 10-K/A”) and our response addressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 9, 2014 regarding the above-referenced filing. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Staff’s letter in the order presented.

We have also sent to your attention via overnight delivery one courtesy copy of the following: (i) this letter as filed via EDGAR; (ii) the Form 10-K/A as filed via EDGAR; and (iii) a copy of the Form 10-K/A marked to show changes against the initial Form 10-K, as filed with the SEC on September 11, 2013 for your convenience. Disclosures incorporating requested information are underlined and deletions have been marked through.

Form 10-K for the Fiscal Year Ended June 30, 2013

2013 Environmental regulation, Page 14

1.	We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Mr. John Reynolds

Securities and Exchange Commission

February 4, 2014

Response: In response to the Staff’s comment, we have revised the disclosure to include a summary of the permits required to perform our operations and address the regulatory requirements to which we are subject and may become subject, to comply with Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K. We have also described the permitting, bonding and reclamation requirements for each phase of our exploration work, including a summary of the permits we have obtained and any associated fees. Please see the Form 10-K/A.

Location and Access to Our Properties, page 23

2.	Please modify your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Mr. John Reynolds

Securities and Exchange Commission

February 4, 2014

Response: In response to the Staff’s comments, we have revised our Form 10-K to (a) clarify that only our Tetlin Lease is a material property, and (b) include the disclosures required by Industry Guide 7 in Item 2- Properties with respect to our Tetlin Lease. Please see the Form 10-K/A.

3.	We note an empty graphic box in your filing and believe this may have been a map. Please revise your filing and insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: In response to the Staff’s comments, we note that the map is visible in our existing Form 10-K on the public EDGAR website. We have filed a new map showing only our material property which complies with Instruction 3(b) of Item 102 of Regulation S-K. Please see the Form 10-K/A and the enclosed courtesy copy.

Mr. John Reynolds

Securities and Exchange Commission

February 4, 2014

General

4.	It appears you should also amend your filing and expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response: In response to the Staff’s comments, we have expanded our disclosure of our exploration plans to include a geological justification of our 2013 exploration program, including the timetable and budget and source of funds. We do not have a phased program for the exploration of our Tetlin Property but will pursue exploration as the results of our existing efforts are evaluated and as funds are available. We have disclosed the detailed plans for the 2013 summer exploration program which were funded by a private placement of approximately $14.8 million in March 2013. We have also identified the individuals conducting the proposed exploration work and provided a brief discussion of their qualifications. Please see the Form 10-K/A.

5.	Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please revise your filing and provide a brief description of your sample collection in your amended filing along with your sample preparation and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Mr. John Reynolds

Securities and Exchange Commission

February 4, 2014

Response: In response to the Staff’s comments, we have revised the Form 10-K to describe our sample collection, preparation and analytical procedures. We have also included a description of our security and quality assurance/quality control (QA/QC) protocols in place for our exploration program. Please see the Form 10-K/A.

6.	We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

Response: In response to the Staff’s comments, we have also included a description of our quality assurance/quality control (QA/QC) protocols, including a summary of our sampling and analysis procedures in place for our exploration program.

We hereby acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 877-1311 if you have any questions about the foregoing or need any additional information.

Sincerely,

CONTANGO ORE, INC.

/s/ Brad Juneau
Brad Juneau
Chairman, President and Chief Executive Officer